WhiteClouds, Inc.

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

WHITECLOUDS, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
WhiteClouds, Inc.
Ogden, Utah

We have audited the accompanying financial statements of WhiteClouds, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WhiteClouds, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

February 7, 2022
Glen Allen, Virginia

WHITECLOUDS, INC.

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 3,043	$ 21,118
Accounts receivable	122,955	189,507
Inventory	4,355	4,962
Total current assets	130,353	215,587
Property and equipment - net	123,108	562,192
Intangible assets - net	45,913	53,083
Deposits	11,148	16,242
Total assets	$ 310,522	$ 847,104
Liabilities and Stockholders' Deficit		
Current liabilities:		
Notes payable - current portion	$ 58,001	$ 837,604
Capital lease obligations - current portion	40,318	23,047
Accounts payable	463,831	638,373
Accrued expenses	449,680	444,258
Customer deposits	112,353	19,930
Convertible notes	80,000	4,845,000
Total current liabilities	1,204,183	6,808,212
Long-term liabilities:		
Notes payable - less current portion, net	1,562,974	794,421
Capital lease obligations - less current portion	10,275	40,814
Other long term liabilities	405,270	471,672
Total long-term liabilities	1,978,519	1,306,907
Total liabilities	3,182,702	8,115,119
Stockholders' deficit:		
Common stock $0.0001 par value; 70,000,000 shares authorized; 49,948,591 shares issued and outstanding as of December 31, 2020 and 39,794,704 shares issued and outstanding as of December 31, 2019	49,948	39,794
Additional paid-in capital	7,804,686	3,049,840
SAFE - future equity obligation	1,636,656	1,636,656
Accumulated deficit	(12,363,470)	(11,994,305)
Total stockholders' deficit	(2,872,180)	(7,268,015)
Total liabilities and stockholders' deficit	$ 310,522	$ 847,104

See accompanying notes to financial statements.

WHITECLOUDS, INC.

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 2,201,273	$ 2,918,943
Cost of revenue	465,621	747,962
Gross profit	1,735,652	2,170,981
Operating expenses	2,306,764	2,996,832
Operating loss	(571,112)	(825,851)
Other income (expense):		
Interest expense	(129,001)	(178,768)
Gain (loss) on disposal of property and equipment	50,297	(72,112)
Paycheck Protection Program loan forgiveness	267,400	-
Other income	13,251	25
Total other income (expense)	201,947	(250,855)
Net loss	$ (369,165)	$ (1,076,706)

See accompanying notes to financial statements.

WHITECLOUDS, INC.

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-in Capital	SAFE - Future Equity Obligation	Accumulated Deficit	Total
Balance, January 1, 2019	$ 33,316	$ 2,866,318	$ 1,389,681	$ (10,917,599)	$ (6,628,284)
Common stock issuances	6,478	183,522	-	-	190,000
SAFEs issued	-	-	246,975	-	246,975
Net loss	-	-	-	(1,076,706)	(1,076,706)
Balance, December 31, 2019	39,794	3,049,840	1,636,656	(11,994,305)	(7,268,015)
Convertible notes converted to common stock	10,154	4,754,846	-	-	4,765,000
Net loss	-	-	-	(369,165)	(369,165)
Balance, December 31, 2020	$ 49,948	$ 7,804,686	$ 1,636,656	$ (12,363,470)	$ (2,872,180)

See accompanying notes to financial statements.

WHITECLOUDS, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (369,165)	$ (1,076,706)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	385,170	489,954
(Gain) loss on disposal of property and equipment	(50,297)	72,112
Paycheck Protection Program loan forgiveness	(267,400)	-
Amortization of deferred financing costs	20,146	10,995
Change in operating assets and liabilities:		
Accounts receivable	66,552	106,365
Inventory	607	192,005
Deposits	5,094	20,372
Accounts payable	(122,336)	(80,784)
Accrued expenses	5,422	91,252
Customer deposits	92,423	19,930
Net cash used in operating activities	(233,784)	(154,505)
Cash flows used in investing activities:		
Purchases of property and equipment	(7,227)	(22,818)
Cash flows from financing activities:		
Payments on notes payable	(31,196)	(255,474)
Payments on capital lease obligations	(13,268)	(6,668)
Proceeds from Paycheck Protection Program loan	267,400	-
Proceeds from issuance of SAFEs	-	246,975
Proceeds from issuance of common stock	-	190,000
Net cash provided by financing activities	222,936	174,833
Net change in cash	(18,075)	(2,490)
Cash, beginning of year	21,118	23,608
Cash, end of year	$ 3,043	$ 21,118
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 129,001	$ 389,861
Noncash investing and financing activities:		
Convertible note converted to common stock	$ 4,765,000	$ -
Accounts payable forgiven in equipment disposal	$ 118,608	$ -

See accompanying notes to financial statements.

6

WHITECLOUDS, INC.

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: WhiteClouds, Inc. (the "Company") was incorporated on January 18, 2013 in the State of Utah. The Company designs and manufactures custom 3D printing models to architectural, entertainment, medical, and solution sales industries.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on growing revenues by focusing on strategic sales and marketing for the Company's products and offerings. The Company believes that by raising capital, it will enable it to effectively execute these goals quickly and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

At December 31, 2020 and 2019, four customers account for 68% of accounts receivable and one customer accounts for 10% of accounts receivable, respectfully. During 2020 and 2019 one customer accounted for 17% and 11% of revenue, respectively.

Accounts Receivable: The Company sells its services to customers on an open credit basis. The Company's accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of was not deemed necessary as of December 31, 2020 and 2019.

Inventory: Inventory consists of raw materials and is valued at the lower of cost or net realizable value on a first-in, first-out basis. Management periodically evaluates the need for a reserve for obsolescence and determined that no reserve was deemed necessary at December 31, 2020 and 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to seven years. Leasehold improvements are recorded at the present value of the future lease payments and amortized over the lesser of their estimated useful life or lease term which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: Intangible assets consist of certain licensing fees and a patent. The licensing fees are amortized over their useful life of 10 years and the patent is amortized over its expected benefit period of 20 years. These intangible assets may also be subject to an impairment assessment based on the undiscounted future cash flows derived from those assets. Amortizable intangible assets are stated at cost, less accumulated amortization. No impairment was recorded during 2020 or 2019.

Deferred Financing Costs: Deferred financing costs represent costs associated with the issuance of debt. The Company reports deferred financing costs as a direct deduction from the face amount of the related debt instrument. These costs are amortized to interest expense over the term of the related borrowings by a method that approximates the effective interest method. Amortization amounted to $20,146 and $10,995 for 2020 and 2019, respectively. Net deferred financing costs are included as a component of notes payable (Note 5).

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $72,195 for 2020 and $52,267 for 2019.

Paycheck Protection Program Loans: The Company's policy was to account for the Paycheck Protection Program loans ("PPP loans") as debt. The Company recorded the PPP loans as a liability until the loans were entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded into other income in the statements of operations (see Note 12).

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard during 2020, under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year stockholders' deficit or sales for 2020 and 2019.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition, Continued: The Company has one primary source of revenue that is earned each time they complete a project for their customer. These contracts consist of a single performance obligation to design and manufacture custom 3D printed models. The Company's revenue is recognized at the time the project is completed. Any fees received in advance are recorded to customer deposits and recognized into revenue once earned.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days.

Contract assets relate to the Company's right to payment for performance completed to date under a contract. Accounts receivable are recorded when the right to payment becomes unconditional. Contract liabilities relate to payments received in advance of performance under a contract. Contract liabilities are recognized as revenue as (or when) the Company performs under the contract. There were no contract assets at December 31, 2020 and 2019. Contract liabilities consist of customer deposits at December 31, 2020 and 2019.

Income Taxes: Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to government authorities on a net basis, excluding such amounts from sales and cost of revenue.

1.   **Summary of Significant Accounting Policies, Continued:**

Share-Based Compensation: The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

Recent Accounting Pronouncement: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent events: Management has evaluated subsequent events through February 7, 2022, the date the financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2.   **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2020	2019
Equipment	$ 1,123,256	$ 2,791,940
Furniture and fixtures	184,550	180,131
Software	94,292	94,292
Leasehold improvements	18,724	18,724
	1,420,822	3,085,087
Less - accumulated depreciation	1,297,714	2,522,895
	$ 123,108	$ 562,192

Depreciation expense was $378,000 and $482,784 for 2020 and 2019 respectively.

3.   **Intangibles Assets:**

The components of intangible assets are as follows at December 31:

	2020			
	Original Cost	Accumulated Amortization	Net Carrying Amount	Amortization Period
Licensing fees	62,551	31,276	31,275	10 years
Patent amortization	18,297	3,659	14,638	20 years
	$ 80,848	$ 34,935	$ 45,913	

	2019			
	Original Cost	Accumulated Amortization	Net Carrying Amount	Amortization Period
Licensing fees	62,551	25,020	37,531	10 years
Patent amortization	18,297	2,745	15,552	20 years
	$ 80,848	$ 27,765	$ 53,083	

Amortization expense was $7,170 for 2020 and 2019 respectively. Estimated future amortization expense of intangibles is $7,170 annually.

4.   **Convertible Notes:**

The Company has various convertible notes agreements outstanding during 2020 and 2019. The notes bear interest at 8% per annum. Certain notes have beneficial conversion features upon which the principal will convert at the lesser of 80% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. Certain notes also have valuation caps up to $18,000,000. All unpaid principal and accrued interest are due upon maturity which ranged from November 2017 to March 2020 or would convert upon an equity financing or change in control event. Principal of $80,000 and $4,845,000 was outstanding as of December 31, 2020 and 2019 respectively.

During 2020, notes held by an executive of the Company with a principal amount of $4,765,000 were converted to 10,153,887 shares of common stock.

The Company had $80,000 of convertible notes outstanding at December 31, 2020. The maturity date of these convertible notes was extended to December 31, 2022.

5. **Notes Payable:**

In April 2017, the Company entered into a promissory note with a private lender in the original amount of $1,300,000. The note bears no stated interest rate but does include a mark-up charge of $260,000. In May 2018, a Forbearance Agreement was reached with the lender requiring the Company to make monthly installment payments of five percent (5%) of the Company's cash collections for the immediately preceding month until paid in-full. Accordingly, the current portion related to this note is based on management's estimates for those future cash collections. The outstanding balance on the note was $975,645 and $1,084,675 at December 31, 2020 and 2019, respectively. Netted with the outstanding balances on the note is the unamortized balance of the mark-up charge (deferred financing charge) of $160,044 and $180,190 at December 31, 2020 and 2019, respectively.

In December 2017, the Company entered into a promissory note with an executive of the Company for an original principal amount of $549,580. In December 2020, the Company executed an amendment to the promissory note that increased the principal amount to $805,374. The note bears no stated interest rate, but requires monthly interest payments of $3,800. Outstanding principal and accrued interest is due upon maturity in December 2022. The outstanding balance on the note was $805,374 and $727,540 as of December 31, 2020 and 2019, respectively.

6. **Stockholders' Deficit:**

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 120,000,000 shares of stock, consisting of 70,000,000 shares of common stock and 50,000,000 shares of preferred stock, each at $0.0001 par value per share.

The Company has issued and outstanding 49,948,591 and 39,794,704 shares of common stock at December 31, 2020 and 2019, respectively. The holder of each share of common stock is entitled to one vote per share. The voting, dividend, and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock. The Company has no issued and outstanding shares of preferred stock at December 31, 2020 and 2019.

7. **SAFE – Future Equity Obligation:**

The Company has various Simple Agreements for Future Equity ("SAFE") outstanding for a total amount of $1,636,656 at December 31, 2020 and 2019. The SAFEs do not bear interest. The SAFEs will convert upon any of the following events: equity financing, liquidity event, dissolution, or termination of the SAFE which will occur if any of the previous events take place or the SAFE is settled by the Company in stock or payment of amounts due as defined in the agreement. At December 31, 2020 and 2019, the SAFE agreements were not converted into equity. The remaining SAFE agreements outstanding have not been terminated or expired based on the terms of the agreements.

8. **Stock Options and Warrants:**

The Company has granted options to certain employees and non-employees pursuant to the terms of its 2020 and 2013 Equity Incentive Plans. Under the 2020 and 2013 Equity Incentive Plans, the maximum number of options available to be granted was 8,000,000 and 6,000,000, respectively, and the term of the plans is ten years. Each option granted can be converted to one share of common stock. As of December 31, 2020 and 2019, there were 4,900,000 and 493,750 options granted, respectively. As of December 31, 2020 and 2019, there were 9,100,000 and 13,506,250 options available for future issuance, respectively. Options vest over a four year period with certain options containing a cliff-vesting clause. The Company determined the value of the options to be immaterial to the financial statements.

The Company has warrants outstanding to advisors and lenders of the Company for the right to purchase 3,420,000 shares of the Company's common stock. The Company determined the value of the warrants to be immaterial to the financial statements.

9. **Related Party Transactions:**

During 2020 and 2019, the Company had note agreements with an outstanding balance with an executive of the Company (see Note 4 and 5).

10. **Operating Leases:**

The Company leases its office space through a non-cancelable operating lease agreement. The Company's previous lease terminated in May 2019 and called for monthly lease payments of $26,571 plus various operating charges. The Company's current lease is on a month-to-month basis and calls for monthly rent payments of $11,148 plus various common area maintenance charges. Rent expense was $134,214 for 2020 and $178,356 for 2019.

11. **Capital Leases:**

The Company has various capital leases outstanding for equipment. These leases mature on dates ranging from April 2021 through January 2024 and are payable in monthly installments ranging from $224 to $1,002. The leases provide for purchase options which allow the Company to purchase the related equipment at below market rates or span the duration of the related asset's economic life.

The cost of the equipment under the capital leases amounted to $87,690 at December 31, 2020 and 2019. Accumulated depreciation was $56,074 as of December 31, 2020 and $32,507 as of December 31, 2019. Imputed interest rates ranged from 1.38% to 0.86% at December 31, 2020 and 2019. Interest expense related to the capital leases was $3,865 for 2020 and $8,087 for 2019.

11.   Capital Leases, Continued:

Future minimum lease payments under capital leases as of December 31, 2020 are as follows:

Year Ending December 31,	Amount
2021	$ 40,318
2022	10,437
2023	2,881
2024	109
Total minimum lease payments	53,745
Less imputed interest	3,152
Obligations under capital leases	50,593
Less current portion	40,318
Obliations under capital leases - less current portion	$ 10,275

12.   Paycheck Protection Program Loan:

In response to the economic instability caused by COVID-19, the Coronavirus Aid Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities during the covered period, as further defined in the CARES Act.

The Company applied for and was approved for a PPP Loan in the amount of $267,400. The loan was funded on April 18, 2020. The loan accrues interest at 1.0% and loan payments begin either (1) the date that SBA remits the borrower's loan forgiveness amount to the lender of (2) if the borrower does not apply for loan forgiveness, 10 months after the end of the borrower's loan forgiveness covered period. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP loan was uncollateralized and was fully guaranteed by the Federal government.

On November 19, 2020, the Company received notice that their loan was forgiven in full and therefore the balance of the proceeds was recorded as other income.

13. **Income Taxes:**

The Company has federal and state net operating loss carry forwards of approximately $10,200,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.